Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Earnings:
Income (loss) before income taxes	$25	$24	$(22)	$35
Less: capitalized interest	(7)	(4)	(12)	(8)
Add: Fixed charges	64	41	121	78
Adjusted earnings	$82	$61	$87	$105
Fixed charges:
Interest expense	$42	$25	$78	$45
Amortization of debt costs	—	—	1	1
Rent expense representative of interest	22	16	42	32
Total fixed charges	$64	$41	$121	$78
Ratio of earnings to fixed charges(1)	1.29	1.50	—	1.36

(1)	Earnings were inadequate to cover fixed charges by $34 million for the six months ended June 30, 2006.